UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 7)

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

STG Group, Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

37953N108

(CUSIP Number)

STG Group, Inc.

11091 Sunset Hills Road, suite 200

Reston, Virginia 20190

(703) 691-2480

With a Copy to :

Lawrence T. Yanowitch, Esq.

Lawrence R. Bard, Esq.

Morrison & Foerster, LLP

1650 Tysons Boulevard, Suite 400

McLean, Virginia

(703) 760-7700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 23, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37953N108	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Global Defense & National Security Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒ See Item 2 herein.
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	7	SOLE VOTING POWER 0 shares
BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 4,246,462 shares
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 4,246,462 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,246,462
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.8% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 37953N108	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Andrew Damian Perl
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒ See Item 2 herein.
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES	7	SOLE VOTING POWER 0 shares
BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 4,246,462 shares
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 4,246,462 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,246,462
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.8% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Based on 14,746,757 shares of the Issuer’s common stock outstanding, after giving effect to the Sponsor’s Dividend Shares (as defined below).

SCHEDULE 13D

This Amendment No. 7 (“Amendment No. 7”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 9, 2013 (the “Original Schedule 13D”) relating to the common stock, par value $0.0001 per share (the “Shares”), of STG Group, Inc. (formerly known as Global Defense & National Security Systems, Inc.) (“GDEF” or the “Company”).

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended, with effect from the date of the event giving rise to this Amendment No. 7, by adding the following:

This Schedule 13D is being filed jointly by the Reporting Persons. The Reporting Persons are a party to certain agreements with the Separately Filing Group Members (as defined below), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons and (i) Simon S. Lee Management Trust, Simon Lee Family Trust, AHL Descendants Trust, JSL Descendants Trust and Brian Lee Family Trust, who are the other stockholders party to the Voting Agreement with the Sponsor, dated as of November 23, 2015 (ii) Simon S. Lee, as Trustee of the Simon S. Lee Management Trust, the JSL Descendants Trust and the Brian Lee Family Trust and (iii) Julie S. Lee, as Trustee of the Simon Lee Family Trust and the AHL Descendants Trust (collectively, (the “Separately Filing Group Members”). It is the understanding of the Reporting Persons that the Separately Filing Group Members are filing separate Schedule 13Ds pursuant to Rule 13d-1(k)(2) under the Exchange Act.

This Schedule 13D is being filed jointly by the Reporting Persons. The Reporting Persons are a party to certain agreements with the Separately Filing Group Members (as defined below), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons and Simon S. Lee Management Trust, Simon Lee Family Trust, AHL Descendants Trust, JSL Descendants Trust and Brian Lee Family Trust, who are the other stockholders party to the Voting Agreement with the Sponsor, dated as of November 23, 2015 (the “Separately Filing Group Members”). It is the understanding of the Reporting Persons that the Separately Filing Group Members are filing separate Schedule 13Ds pursuant to Rule 13d-1(k)(2) under the Exchange Act.

Item 3. Source and Amount of Funds or Other Consideration.

On June 8, 2015, the Company entered into a Stock Purchase Agreement with (i) STG Group, Inc. (“STG”), (ii) the stockholders of STG (the “STG Stockholders”), (iii) the Stockholders’ Representative, and (iv) the Sponsor (the “Business Combination Agreement”). Pursuant to the Business Combination Agreement, Global Defense & National Security Holdings LLC contributed 445,161 shares of GDEF common stock to the Company for no consideration, which shares were issued to the STG Stockholders.

Pursuant to the Second Amended and Restated Backstop Common Stock Purchase Agreement, dated as of November 23, 2015, the Sponsor purchased 1,030,103 shares of GDEF common stock, for an aggregate purchase price of $10,949,994.89, or approximately $10.63 per share.

Item 4. Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended, with effect from the date of the event giving rise to this Amendment No. 7, by adding the following at the end of “Backstop Common Stock Purchase Agreement”:

Pursuant to the Business Combination Agreement, on November 23, 2015, the Sponsor forfeited 445,161 shares of GDEF common stock to GDEF, which GDEF transferred to the STG Stockholders.

Pursuant to a Stock Assignment, dated as of November 23, 2015, the Sponsor contributed 35,000 shares of GDEF common stock to the STG Stockholders for no consideration, in connection with the consummation of the Business Combination.

In addition, pursuant to the Second Amended and Restated Backstop Common Stock Purchase Agreement, dated as of November 23, 2015, the Sponsor purchased 1,030,103 shares of GDEF common stock.

The Issuer declared a stock dividend (the “Dividend”) of 1 share for every 1.06 shares outstanding with a record date of November 23, 2015, the date of closing of the transactions contemplated by the Business Combination Agreement (the “Closing Date”), payable on November 30, 2015. The shares payable in the Dividend are referred to as the “Dividend Shares.” In connection with the Closing and pursuant to a letter agreement, dated as of November 23, 2015, the Sponsor waived its right to receive Dividend Shares other than with respect to the 1,030,103 shares of Common Stock that the Sponsor acquired pursuant to the Second Amended and Restated Backstop Common Stock Purchase Agreement, dated as of November 23, 2015, by and between GDEF and the Sponsor.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety, with effect from the date of the event giving rise to this Amendment No. 7, as follows:

(a) The information contained on the cover pages to this Schedule and set forth in Item 4 hereof is incorporated herein by reference. The Reporting Persons and the Separately Filing Group Members may be deemed part of a “group” within the meaning of Section 13(d)(3) of the Exchange Act. Accordingly the Reporting Persons and the Separately Filing Group Members may collectively beneficially own 94.9% of the 15,367,995 shares of Common Stock outstanding (as calculated pursuant to Rule 13d-3(d)(1)(i), after giving effect to any Dividend Shares to be issued to the Sponsor and the Separately Filing Group Members, but not giving effect to the Dividend Shares to be issued to any other stockholders of the Company). Shares listed as beneficially owned by the Reporting Persons exclude shares held by any of the Separately Filing Group Members, as to which the Reporting Persons disclaim beneficial ownership.

(b) The information contained on the cover pages to this Schedule and set forth in Item 4 hereof is incorporated herein by reference.

(c) On November 23, 2015, in consideration of the payment by the Company of the face value of the Convertible Promissory Notes (as defined below), the outstanding principal due under the Convertible Promissory Notes was repaid and such Convertible Promissory Notes were canceled. The “Convertible Promissory Notes” consisted of those convertible promissory notes made by the Company to the Sponsor (i) dated May 15, 2014, in the original principal amount of $1,263,263.00, (ii) dated May 12, 2015, in the original principal amount of $1,343,790.00, (iii) dated October 8, 2015, in the original principal amount of $1,250,000.00, and (iv) dated November 13, 2015, in the original principal amount of $711,447.

Except as described in this paragraph or in Item 4, the Reporting Persons have not engaged in any transaction since the Company’s last filed amendment to the Schedule 13D involving shares of Common Stock.

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended, with effect from the date of the event giving rise to this Amendment No. 7, by adding the following:

On November 23, 2015, (i) the Company, (ii) the Sponsor and (iii) the STG Stockholders (the “Stockholder Group”) entered into a voting agreement (the “Voting Agreement”). Pursuant to the Voting Agreement, as long as the Stockholder Group or Sponsor (each, an “Investor Party”) beneficially owns at least 5% of the then outstanding Company Common Stock (the “Minimum Equity Holdings”), such Investor Party may designate one individual for nomination to the Company’s Board of Directors. Pursuant to the Voting Agreement, each Investor Party will support the other Investor Party’s designee for nomination as director. The Voting Agreement also provides that in the event of the death, resignation, removal or other termination of any designee of an Investor Party, such vacancy shall be filled by a new director designated for nomination by the same Investor Party.

In addition, as long as any Investor Party maintains the Minimum Equity Holdings, each Investor Party will attempt to reach a unanimous decision on actions that require a stockholder vote.

Pursuant to the Voting Agreement, the Investor Parties will take all necessary action so that the number of directors comprising the Board of Directors will initially be fixed at five directors, and that the Board of Directors shall have a classified structure.

In addition, the Investor Parties agree to endorse and vote to approve the nominees for Class I directors proposed by the Board of Directors of the Company (or the nomination and governance committee thereof) at annual meeting of stockholders of the Company in 2016, unless all of the Investor Parties agree in writing in advance of such meeting to propose to the stockholders alternative directors.

The Voting Agreement further provides that for the eighteen (18) months following the date thereof, each Investor Party has agreed not to purchase or otherwise acquire, or offer, seek, propose or agree to purchase or otherwise acquire, ownership of any Company Common Stock, or any direct or indirect rights or options to acquire, or any securities convertible into, Company Common Stock, or to form, join or in any way participate in a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to the securities of the Company (other than as a result of the Voting Agreement).

In addition, on the Closing Date, the Company entered into an amended and restated registration rights agreement with the Sponsor (the “Sponsor Registration Rights Agreement”), which amends and restates the registration agreement entered into by and between the Company and the Sponsor on October 23, 2013 to include the shares that the Sponsor acquired pursuant to that certain Second Amended and Restated Backstop Common Stock Purchase Agreement, dated as of November 23, 2015.

Pursuant to the Business Combination Agreement, on November 23, 2015, the Sponsor forfeited 445,161 shares of GDEF common stock to GDEF, which GDEF transferred to the STG Stockholders.

Pursuant to a Stock Assignment, dated as of November 23, 2015, the Sponsor contributed 35,000 shares of GDEF common stock to the STG Stockholders for no consideration, in connection with the consummation of the Business Combination.

In addition, pursuant to the Second Amended and Restated Backstop Common Stock Purchase Agreement, dated as of November 23, 2015, the Sponsor purchased 1,030,103 shares of GDEF common stock.

The Issuer declared a stock dividend (the “Dividend”) of 1 share for every 1.06 shares outstanding with a record date of November 23, 2015, the date of closing of the transactions contemplated by the Business Combination Agreement (the “Closing Date”), payable on November 30, 2015. The shares payable in the Dividend are referred to as the “Dividend Shares.” In connection with the Closing and pursuant to a letter agreement, dated as of November 23, 2015, the Sponsor waived its right to receive Dividend Shares other than with respect to the 1,030,103 shares of Common Stock that the Sponsor acquired pursuant to the Second Amended and Restated Backstop Common Stock Purchase Agreement, dated as of November 23, 2015, by and between GDEF and the Sponsor.

Item 7. Materials to Be Filed as Exhibits.

 Exhibit Index

Exhibit No.	Description of Exhibit

1.	Loan Agreement between Blue Marlin and the Sponsor (incorporated by reference to Exhibit 7 to the Schedule 13D filed by Issuer with the Commission on November 8, 2013).*

2.	Amended and Restated Subscription Agreement, dated July 19, 2013, between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form S-1 (File No. 333-191195) filed by the Issuer with the Commission on October 2, 2013).*

3.	Private Placement Purchase Agreement, dated October 23, 2013, between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.5 to the Form 8-K filed by the Issuer with the Commission on November 4, 2013).*

4.	Form of Letter Agreement from each of the Issuer’s officers, directors and the Sponsor (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-1 (File No. 333-191195) filed by the Issuer with the Commission on October 22, 2013). *

5.	Stock Escrow Agreement, dated October 23, 2013, between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by the Issuer with the Commission on November 4, 2013).*

6.	Registration Rights Agreement, dated October 23, 2013, between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by the Issuer with the Commission on November 4, 2013).*

7.	Agreement regarding filing of joint Schedule 13D (incorporated by reference to Exhibit 7 to the Schedule 13D filed by Issuer with the Commission on November 8, 2013).*

8.	Form of Convertible Promissory Note, dated May 14, 2014, issued by the Issuer to the Sponsor (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Issuer with the Commission on May 19, 2014).*

9.	Form of Convertible Promissory Note, dated May 12, 2015, issued by the Issuer to the Sponsor (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Issuer with the Commission on May 14, 2015).*

10.	Amended and Restated Limited Liability Company Agreement of Global Defense & National Security Holdings, LLC, dated June 1, 2015 (incorporated by reference to Exhibit 10 to the Schedule 13D/A filed by Issuer with the Commission on June 2, 2015).*

11.	Form of Convertible Promissory Note, dated October 8, 2015, issued by the Issuer to the Sponsor (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Issuer with the Commission on October 8, 2015).*

12.	Second Amended and Restated Backstop Common Stock Purchase Agreement, dated November 23, 2015, by and between the Issuer and the Sponsor.

13.	Stock Purchase Agreement, dated June 8, 2015, by and among Issuer, STG Group, Inc., the stockholders of STG Group, Inc., Sponsor and Simon S. Lee, as stockholder representative (incorporated by reference to Annex A to the Definitive Proxy Statement on Schedule 14A filed by Issuer with the Commission on October 22, 2015).*

14.	Voting Agreement, dated November 23, 2015, by and between Issuer, Sponsor and the stockholders of STG Group, Inc.

15.	Amended and Restated Registration Rights Agreement, dated as of November 23, 2015, by and among GDEF and the Sponsor.

16.	Share Contribution and Dividend Waiver Letter, dated as of November 23, 2015, from the Sponsor to GDEF.

17.	Stock Assignment, dated as of November 23, 2015, from the Sponsor to the STG Stockholders.

18.	Form of Convertible Promissory Note, dated November 13, 2015, issued by the Issuer to the Sponsor (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Issuer with the Commission on November 13, 2015).*

*Previously filed.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: November 25, 2015

By:	/s/ Damian Perl
Damian Perl

Global Defense & National Security Holdings LLC

By:	Black Marlin Ltd, its Manager

	By:	/s/ Damian Perl
Name: Damian Perl
Title: Manager

Exhibit Index

Exhibit No.	Description of Exhibit

1.	Loan Agreement between Blue Marlin and the Sponsor (incorporated by reference to Exhibit 7 to the Schedule 13D filed by Issuer with the Commission on November 8, 2013).*

2.	Amended and Restated Subscription Agreement, dated July 19, 2013, between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form S-1 (File No. 333-191195) filed by the Issuer with the Commission on October 2, 2013).*

3.	Private Placement Purchase Agreement, dated October 23, 2013, between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.5 to the Form 8-K filed by the Issuer with the Commission on November 4, 2013).*

4.	Form of Letter Agreement from each of the Issuer’s officers, directors and the Sponsor (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-1 (File No. 333-191195) filed by the Issuer with the Commission on October 22, 2013). *

5.	Stock Escrow Agreement, dated October 23, 2013, between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by the Issuer with the Commission on November 4, 2013).*

6.	Registration Rights Agreement, dated October 23, 2013, between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by the Issuer with the Commission on November 4, 2013).*

7.	Agreement regarding filing of joint Schedule 13D (incorporated by reference to Exhibit 7 to the Schedule 13D filed by Issuer with the Commission on November 8, 2013).*

8.	Form of Convertible Promissory Note, dated May 14, 2014, issued by the Issuer to the Sponsor (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Issuer with the Commission on May 19, 2014).*

9.	Form of Convertible Promissory Note, dated May 12, 2015, issued by the Issuer to the Sponsor (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Issuer with the Commission on May 14, 2015).*

10.	Amended and Restated Limited Liability Company Agreement of Global Defense & National Security Holdings, LLC, dated June 1, 2015 (incorporated by reference to Exhibit 10 to the Schedule 13D/A filed by Issuer with the Commission on June 2, 2015).*

11.	Form of Convertible Promissory Note, dated October 8, 2015, issued by the Issuer to the Sponsor (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Issuer with the Commission on October 8, 2015).*

12.	Second Amended and Restated Backstop Common Stock Purchase Agreement, dated November 13, 2015, by and between the Issuer and the Sponsor.

13.	Stock Purchase Agreement, dated June 8, 2015, by and among Issuer, STG Group, Inc., the stockholders of STG Group, Inc., Sponsor and Simon S. Lee, as stockholder representative (incorporated by reference to Annex A to the Definitive Proxy Statement on Schedule 14A filed by Issuer with the Commission on October 22, 2015).*

14.	Voting Agreement, dated November 23, 2015, by and between Issuer, Sponsor and the stockholders of STG Group, Inc.

15.	Amended and Restated Registration Rights Agreement, dated as of November 23, 2015, by and among GDEF and the Sponsor.

16.	Share Contribution and Dividend Waiver Letter, dated as of November 23, 2015, from the Sponsor to GDEF.

17.	Stock Assignment, dated as of November 23, 2015, from the Sponsor to the STG Stockholders.

18.	Form of Convertible Promissory Note, dated November 13, 2015, issued by the Issuer to the Sponsor (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Issuer with the Commission on November 13, 2015).*

*Previously filed.